UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

- ☑ Form C: Offering Statement
- ☐ Form C-U: Progress Update
- ☐ Form C/A: Amendment to Offering Statement
    - ☐ Check box if Amendment is material and investors must reconfirm within five business days.
- ☐ Form C-AR: Annual Report
- ☐ Form C-AR/A: Amendment to Annual Report
- ☐ Form C-TR: Termination of Reporting

Name of issuer

Paybby Corp

Legal status of issuer

> ***Form***
>
> Public Benefit Corporation
>
> ***Jurisdiction of Incorporation/Organization***
>
> Delaware
>
> ***Date of organization***
>
> August 21, 2020

Physical address of issuer

6800 Jericho Turnpike., Suite 120W, Syosset, NY 11791

Website of issuer

www.paybby.com

Name of intermediary through which the Offering will be conducted

Fundivations, Inc., doing business as "Title3Funds"

CIK number of intermediary

0001685995

SEC file number of intermediary

007-00083

CRD number, if applicable, of intermediary

286035

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the Offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the Offering, including the amount of referral and any other fees associated with the Offering:

7.0% of the amount raised

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest:

2.0% of the total number of the securities sold in the offering.

Name of qualified third party "Escrow Agent" which the Offering will utilize

North Capital Financial Services
Type of security offered

Shares of Class C Common Stock

Target number of Securities to be offered

68,028 Shares of Class C Common Stock

Price (or method for determining price)

$1.47 per Share

Target offering amount

$100,000.00

Oversubscriptions accepted:

☑ Yes

☐ No

Oversubscriptions will be allocated:

☐ Pro-rata basis
☑ First-come, first-served basis
☐ Other:

Maximum offering amount (if different from target offering amount)

$1,070,000.00

Deadline to reach the target offering amount

March 3, 2022

NOTE: If the sum of the investment commitments does not equal or exceed the target offering amount at the Offering deadline, no Securities will be sold in the Offering, investment commitments will be cancelled and committed funds will be returned.

Current number of employees

8 employees in NY and KS.

	Most recent fiscal year-end	Prior fiscal year-end
Total Assets	$178,709.00	$0.00
Cash & Cash Equivalents	$178,709.00	$0.00
Accounts Receivable	$0.00	$0.00
Short-term Debt	$250,000.00	$0.00
Long-term Debt	$0.00	$0.00
Revenues/Sales	$0.00	$0.00
Cost of Goods Sold	$0.00	$0.00
Taxes Paid	$0.00	$0.00
Net Income	-$97,325.00	$0.00

The jurisdictions in which the issuer intends to offer the Securities:

Alabama, Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, District Of Columbia, Florida, Georgia, Guam, Hawaii, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, New York, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Puerto Rico, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, Virgin Islands, U.S., Virginia, Washington, West Virginia, Wisconsin, Wyoming, American Samoa, and Northern Mariana Islands

March 3, 2021

FORM C

Up to $1,070,000.00

Paybby Corp



Shares of Class C Common Stock

This Form C (including the cover page and all exhibits attached hereto, the "Form C") is being furnished by Paybby Corp, a Delaware Public Benefit Corporation (the "Company," as well as references to "we," "us," or "our"), to prospective investors for the sole purpose of providing certain information about a potential investment in Shares of Class C Common Stock of the Company (the "Securities"). Investors in Securities are sometimes referred to herein as "Purchasers." The Company intends to raise at least $100,000.00 and up to $1,070,000.00 from Investors in the offering of Securities described in this Form C (this "Offering"). The minimum amount of Securities that can be purchased is 100 Shares for a minimum investment of $147.00 per Investor (which may be waived by the Company, in its sole and absolute discretion). The offer made hereby is subject to modification, prior sale and withdrawal at any time.

The rights and obligations of the holders of Securities of the Company are set forth below in the section entitled "*The Offering and the Securities--The Securities*". In order to purchase Securities, a prospective investor must complete the subscription process through the Intermediary's platform, which may be accepted or rejected by the Company, in its sole and

absolute discretion. The Company has the right to cancel or rescind its offer to sell the Securities at any time and for any reason.

The Offering is being made through the online platform of Fundivations Inc., doing business as Title3Funds (the "Intermediary"). The Intermediary will be entitled to receive a commission equal to 7.0% of the amount raised in the Offering and 2.0% of the total number of the Securities sold in the Offering.

	Price to Investors	Service Fees and Commissions (1)	Net Proceeds
Minimum Individual Purchase Amount	$147.00	$10.29	$136.71
Aggregate Minimum Offering Amount	$100,000.00	$7,000.00	$93,000.00
Aggregate Maximum Offering Amount	$1,070,000.00	$74,900.00	$995,100.00

(1)   The Intermediary will receive 7% of the amount raised in the Offering and 2% of the Securities sold in the Offering. This excludes fees to Company's advisors, such as attorneys and accountants.

(2)   Fundivations, Inc. will receive 2.0% of the total number of the securities sold in the offering. in connection with the Offering.

A crowdfunding investment involves risk. You should not invest any funds in this Offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the Offering, including the merits and risks involved. These Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any Securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or other materials.

These Securities are offered under an exemption from registration; however, neither the U.S. Securities and Exchange Commission nor any state securities authority has made an independent determination that these Securities are exempt from registration.

The Company filing this Form C for an offering in reliance on Section 4(a)(6) of the Securities Act and pursuant to Regulation CF (§ 227.100 et seq.) must file a report with the Commission annually and post the report on its website at www.paybby.com no later than 120 days after the end of the company's fiscal year. The Company may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation CF (§ 227.202(b)) by 1) being required to file reports under Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended, 2) filing at least one annual report pursuant to

Regulation CF and having fewer than 300 holders of record, 3) filing annual reports for three years pursuant to Regulation CF and having assets equal to or less than $10,000,000, 4) the repurchase of all the Securities sold in this Offering by the Company or another party, or 5) the liquidation or dissolution of the Company.

The date of this Form C is March 3, 2021.

The Company has certified that all of the following statements are TRUE for the Company in connection with this Offering:

(1) Is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia;

(2) Is not subject to the requirement to file reports pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 (15 U.S.C. 78m or 78o(d));

(3) Is not an investment company, as defined in section 3 of the Investment Company Act of 1940 (15 U.S.C. 80a-3), or excluded from the definition of investment company by section 3(b) or section 3(c) of that Act (15 U.S.C. 80a-3(b) or 80a-3(c));

(4) Is not ineligible to offer or sell securities in reliance on section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)) as a result of a disqualification as specified in § 227.503(a);

(5) Has filed with the Commission and provided to investors, to the extent required, any ongoing annual reports required by law during the two years immediately preceding the filing of this Form C; and

(6) Has a specific business plan, which is not to engage in a merger or acquisition with an unidentified company or companies.

THERE ARE SIGNIFICANT RISKS AND UNCERTAINTIES ASSOCIATED WITH AN INVESTMENT IN THE COMPANY AND THE SECURITIES. THE SECURITIES OFFERED HEREBY ARE NOT PUBLICLY-TRADED AND ARE SUBJECT TO TRANSFER RESTRICTIONS. THERE IS NO PUBLIC MARKET FOR THE SECURITIES AND ONE MAY NEVER DEVELOP. AN INVESTMENT IN THE COMPANY IS HIGHLY SPECULATIVE. THE SECURITIES SHOULD NOT BE PURCHASED BY ANYONE WHO CANNOT BEAR THE FINANCIAL RISK OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME AND WHO CANNOT AFFORD THE LOSS OF THEIR ENTIRE INVESTMENT. SEE THE SECTION OF THIS FORM C ENTITLED "RISK FACTORS."

THESE SECURITIES INVOLVE A HIGH DEGREE OF RISK THAT MAY NOT BE APPROPRIATE FOR ALL INVESTORS.

THIS FORM C DOES NOT CONSTITUTE AN OFFER IN ANY JURISDICTION IN WHICH AN OFFER IS NOT PERMITTED.

PRIOR TO CONSUMMATION OF THE PURCHASE AND SALE OF ANY SECURITY THE COMPANY WILL AFFORD PROSPECTIVE INVESTORS AN

OPPORTUNITY TO ASK QUESTIONS OF AND RECEIVE ANSWERS FROM THE COMPANY AND ITS MANAGEMENT CONCERNING THE TERMS AND CONDITIONS OF THIS OFFERING AND THE COMPANY. NO SOURCE OTHER THAN THE INTERMEDIARY HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS FORM C, AND IF GIVEN OR MADE BY ANY OTHER SUCH PERSON OR ENTITY, SUCH INFORMATION MUST NOT BE RELIED ON AS HAVING BEEN AUTHORIZED BY THE COMPANY.

PROSPECTIVE INVESTORS ARE NOT TO CONSTRUE THE CONTENTS OF THIS FORM C AS LEGAL, ACCOUNTING OR TAX ADVICE OR AS INFORMATION NECESSARILY APPLICABLE TO EACH PROSPECTIVE INVESTOR'S PARTICULAR FINANCIAL SITUATION. EACH INVESTOR SHOULD CONSULT HIS OR HER OWN FINANCIAL ADVISER, COUNSEL AND ACCOUNTANT AS TO LEGAL, TAX AND RELATED MATTERS CONCERNING HIS OR HER INVESTMENT.

THE SECURITIES OFFERED HEREBY WILL HAVE TRANSFER RESTRICTIONS. NO SECURITIES MAY BE PLEDGED, TRANSFERRED, RESOLD OR OTHERWISE DISPOSED OF BY ANY INVESTOR EXCEPT PURSUANT TO RULE 501 OF REGULATION CF. INVESTORS SHOULD BE AWARE THAT THEY WILL BE REQUIRED TO BEAR THE FINANCIAL RISKS OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME.

NASAA UNIFORM LEGEND

IN MAKING AN INVESTMENT DECISION INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE PERSON OR ENTITY ISSUING THE SECURITIES AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED.

THESE SECURITIES HAVE NOT BEEN RECOMMENDED BY ANY FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY. FURTHERMORE, THE FOREGOING AUTHORITIES HAVE NOT CONFIRMED THE ACCURACY OR DETERMINED THE ADEQUACY OF THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

SPECIAL NOTICE TO FOREIGN INVESTORS

IF THE INVESTOR LIVES OUTSIDE THE UNITED STATES, IT IS THE INVESTOR'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF ANY RELEVANT TERRITORY OR JURISDICTION OUTSIDE THE UNITED STATES IN CONNECTION WITH ANY PURCHASE OF THE SECURITIES, INCLUDING OBTAINING REQUIRED GOVERNMENTAL OR OTHER CONSENTS OR OBSERVING ANY OTHER REQUIRED LEGAL OR OTHER FORMALITIES. THE COMPANY RESERVES THE RIGHT TO DENY THE PURCHASE OF THE SECURITIES BY ANY FOREIGN INVESTOR.

SPECIAL NOTICE TO CANADIAN INVESTORS

IF THE INVESTOR LIVES WITHIN CANADA, IT IS THE INVESTOR'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF A CANADA, SPECIFICALLY WITH REGARD TO THE TRANSFER AND RESALE OF ANY SECURITIES ACQUIRED IN THIS OFFERING.

NOTICE REGARDING ESCROW AGENT

NORTH CAPITAL FINANCIAL SERVICES, THE ESCROW AGENT SERVICING THE OFFERING, HAS NOT INVESTIGATED THE DESIRABILITY OR ADVISABILITY OF AN INVESTMENT IN THIS OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT MAKES NO REPRESENTATIONS, WARRANTIES, ENDORSEMENTS, OR JUDGEMENT ON THE MERITS OF THE OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT'S CONNECTION TO THE OFFERING IS SOLELY FOR THE LIMITED PURPOSES OF ACTING AS A SERVICE PROVIDER.

Forward Looking Statement Disclosure

This Form C and any documents incorporated by reference herein or therein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C are forward-looking statements. Forward-looking statements give the Company's current reasonable expectations and projections relating to its financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C and any documents incorporated by reference herein or therein are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Form C, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company's control) and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual operating and financial performance and cause its performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, the Company's actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statement made by the Company in this Form C or any documents incorporated by reference herein or therein speaks only as of the date of this Form C. Factors or events that could cause our actual operating and financial performance to differ may emerge

from time to time, and it is not possible for the Company to predict all of them. The Company undertakes no obligation to update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

Table of Contents

ONGOING REPORTING

The Company will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than 120 days after the end of the company's fiscal year.

Once posted, the annual report may be found on the Company's website at: www.paybby.com

The Company must continue to comply with the ongoing reporting requirements until:

(1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;

(3) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;

(4) the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) the Company liquidates or dissolves its business in accordance with state law.

About this Form C

You should rely only on the information contained in this Form C. We have not authorized anyone to provide you with information different from that contained in this Form C. We are offering to sell and seeking offers to buy the Securities only in jurisdictions where offers and sales are permitted. You should assume that the information contained in this Form C is accurate only as of the date of this Form C, regardless of the time of delivery of this Form C or of any sale of Securities. Our business, financial condition, results of operations, and prospects may have changed since that date.

Statements contained herein as to the content of any agreements or other document are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents. The Company will provide the opportunity to ask questions of and receive answers from the Company's management concerning terms and conditions of the Offering, the Company or any other relevant matters and any additional reasonable information to any prospective Investor prior to the consummation of the sale of the Securities.

This Form C does not purport to contain all of the information that may be required to evaluate the Offering and any recipient hereof should conduct its own independent analysis. The statements of the Company contained herein are based on information believed to be reliable. No warranty can be made as to the accuracy of such information or that circumstances have not changed since the date of this Form C. The Company does not expect to update or otherwise revise this Form C or other materials supplied herewith. The delivery of this Form C at any time

does not imply that the information contained herein is correct as of any time subsequent to the date of this Form C. This Form C is submitted in connection with the Offering described herein and may not be reproduced or used for any other purpose.

SUMMARY

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C and the Exhibits hereto. Each prospective Investor is urged to read this Form C and the Exhibits hereto in their entirety.

Paybby Corp (the "Company") is a Delaware Public Benefit Corporation, formed on August 21, 2020. The Company is currently also conducting business through a wholly-owned subsidiary, Wicket LLC, and an app known as Wicket Mobile Banking.

The Company is located at 6800 Jericho Turnpike, Suite 120W, Syosset, NY 11791.

The Company's website is www.paybby.com. The Company's subsidiary website is www.wicket.com.

The information available on or through our website is not a part of this Form C. In making an investment decision with respect to our Securities, you should only consider the information contained in this Form C.

The Business

The Company is a Fintech company and "neobank" (described herein) that provides banking services primarily targeted to the Black and Brown communities through a digital banking app and proprietary technology and earns revenue through interchange and referral fees.

The Offering

Minimum amount of Shares of Class C Common Stock being offered	68,028
Total Shares of all classes of Common Stock outstanding after Offering (if minimum amount reached)	11,179,139
Maximum amount of Shares of Class C Common Stock	727,892
Total Share of Common Stock outstanding after Offering (if maximum amount reached)	11,839,003
Purchase price per Security	$1.47
Minimum investment amount per investor	$147.00
Offering deadline	March 3, 2022
Use of proceeds	See the description of the use of proceeds on page 35 hereof.
Voting Rights	One vote per share. See the description of the voting rights on page 47 hereof.

RISK FACTORS

Risks Related to the Company's Business and Industry

We have a limited operating history upon which you can evaluate our performance, and accordingly, our prospects must be considered in light of the risks that any new company encounters.

We were incorporated under the laws of Delaware on August 21, 2020. Accordingly, we have a limited history upon which an evaluation of our prospects and future performance can be made. Our proposed operations are subject to all business risks associated with a new enterprise. The likelihood of our creation of a viable business must be considered in light of the problems, expenses, difficulties, complications, and delays frequently encountered in connection with the inception of a business, operation in a competitive industry, and the continued development of advertising, promotions, and a corresponding client base. We anticipate that our operating expenses will increase for the near future. There can be no assurances that we will ever operate profitably. You should consider the Company's business, operations and prospects in light of the risks, expenses and challenges faced as an early-stage company.

We may face potential difficulties in obtaining capital.

We may have difficulty raising needed capital in the future as a result of, among other factors, the inherent business risks associated with our company and present and future market conditions. Future sources of revenue may not be sufficient to meet our future capital requirements. We may require additional funds to execute our business strategy and conduct our operations. If adequate funds are unavailable, we may be required to delay, reduce the scope of or eliminate one or more of our development, product launches or marketing efforts, any of which may materially harm our business, financial condition and results of operations.

In order for the Company to compete and grow, it must attract, recruit, retain and develop the necessary personnel who have the needed experience.

Recruiting and retaining highly qualified personnel is critical to our success. These demands may require us to hire additional personnel and will require our existing management personnel to develop additional expertise. We face intense competition for personnel. The failure to attract and retain personnel or to develop such expertise could delay or halt the development and commercialization of our product features. If we experience difficulties in hiring and retaining personnel in key positions, we could suffer from delays in product development, loss of customers and sales and diversion of management resources, which could adversely affect operating results. Our consultants and advisors may be employed by third parties and may have commitments under consulting or advisory contracts with third parties that may limit their availability to us.

The development and commercialization of our products and services is highly competitive.

We face competition with respect to any products and services that we may seek to develop or commercialize in the future. Our competitors include major companies worldwide. Many of our competitors have significantly greater financial, technical and human resources than we have and superior expertise in research and development and marketing approved products and services and thus may be better equipped than us to develop and commercialize our products and services. These competitors also compete with us in recruiting and retaining qualified personnel and acquiring technologies. Smaller or early-stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Accordingly, our competitors may commercialize products more rapidly or effectively than we are able to, which would adversely affect our competitive position, the likelihood that our products and services will achieve initial market acceptance or become obsolete and our ability to generate meaningful additional revenues from our products and services.

We may face competition from other companies that offer smart card technology, other innovative payment technologies and payment processing, which could result in loss of our existing business and adversely impact our ability to successfully market additional products and services.

Our primary competitors in the payment processing market include established banks, other neobanks, as well as financial institutions, independent sales organizations, and potentially card networks. Many of our competitors are companies who are larger than we are and have greater financial and operational resources than we have. These factors may allow them to offer better pricing terms or incentives to customers, which could result in a loss of our potential or current customers or could force us to lower our prices as well. Either of these actions could have a significant effect on our revenues and earnings.

In addition to competition that our system faces from the use of cash, checks, credit and debit cards, existing payment systems and the providers of financial services and low cost bank accounts, there are a number of other products that use smart card technology in connection with a funds transfer system. During the past several years, smart card technology has become increasingly prevalent. Also, governments and financial institutions are, to an increasing extent, implementing general-purpose reloadable prepaid cards as a low-cost alternative to provide financial services to the unbanked population. Moreover, while we see the acceptance over time of using a mobile phone to facilitate financial services as an opportunity, there is a risk that other companies will be able to introduce such services to the marketplace successfully and that customers may prefer those services to ours, based on technology, price or other factors.

We rely on other companies to provide items and services for our products.

We depend on these suppliers and subcontractors to meet our contractual obligations to our customers and conduct our development and operations. Our ability to meet our obligations to our customers may be adversely affected if suppliers or subcontractors do not provide the agreed-upon supplies or perform the agreed-upon services in a timely and cost-effective manner. Likewise, the quality of our products may be adversely impacted if companies from whom we acquire such items, do not provide items which meet required specifications and perform to our and our customers' expectations. Our suppliers may be less likely than us to be able to quickly recover from natural disasters and other events beyond their control and may be subject to additional risks such as financial problems that limit their ability to conduct their operations. The risk of these adverse effects may be greater in circumstances where we rely on only one or two subcontractors or suppliers for a particular item or service.

We depend on third-party service providers and outsource providers for a variety of services and we outsource a number of our non-core functions and operations.

In certain instances, we rely on single or limited-service providers and outsourcing vendors because the relationship is advantageous due to quality, price, or lack of alternative sources. If production or service was interrupted and we were not able to find alternate third-party providers, we could experience disruptions in operations including product disruptions and re-engineering costs. If outsourcing services are interrupted or not performed or the performance is poor, this could impact our ability to process, record and report transactions with our customers and other constituents. Such interruptions in the provision of supplies and/or services could result in our inability to meet customer demand, damage our reputation and customer relationships and adversely affect our business.

We depend on third party providers, suppliers and licensors to supply some of the hardware, software and operational support necessary to develop and provide some of our services.

We obtain these materials from a limited number of vendors, some of which do not have a long operating history, or which may not be able to continue to supply the services we desire. Some of our software and operational support vendors represent our sole source of supply or have, either through contract or as a result of intellectual property rights, a position of some exclusivity. If demand exceeds these vendors' capacity or if these vendors experience operating or financial difficulties or are otherwise unable to provide the services we need in a timely manner, at our specifications and at reasonable prices, our ability to provide some services might be materially adversely affected, or the need to procure or develop alternative sources of the affected materials or services might delay our ability to serve our customers. These events could materially and adversely affect our ability to retain and attract customers, and have a material negative impact on our operations, business, financial results and financial condition.

If our payment processors and disbursement partners experience an interruption in service, our business and revenue would be harmed.

Our banking partners, payment processors, and disbursement partners have experienced service outages or an inability to connect with our processing systems and this may reoccur in the future. We do not directly access the ACH system or payment card networks such as Visa and MasterCard, which systems enable our banking partners acceptance of bank account-funded transactions, credit cards and debit cards. As a result, we rely on banks and other payment processors and disbursement partners to process transactions. In the event of service outages in the payment card or ACH networks, or if our payment processors or disbursement partners were unable to access the payment card or ACH networks, our and our banking partners business would be harmed.

As a distributor of digital banking services, our business depends on developing and maintaining close and productive relationships with our vendors.

We depend on our vendors to provide us quality services at favorable prices. Many factors outside our control, including, without limitation, raw material shortages, inadequate capacity, labor disputes, transportation disruptions or weather conditions, could adversely affect our vendors' ability to deliver to us quality services at favorable prices in a timely manner. Furthermore, financial or operational difficulties with a particular vendor could cause that vendor to increase the cost of the services or decrease the quality of the services we purchase from it. Vendor consolidation could also limit the number of suppliers from which we may purchase services and could materially affect the prices we pay for these services.

Quality management plays an essential role in determining and meeting customer requirements, preventing defects, improving the Company's products and services and maintaining the integrity of the data that supports the safety and efficacy of our products.

Our future success depends on our ability to maintain and continuously improve our quality management program. An inability to address a quality or safety issue in an effective and timely manner may also cause negative publicity, a loss of customer confidence in us or our current or

future products, which may result in the loss of sales and difficulty in successfully launching new products. In addition, a successful claim brought against us in excess of available insurance or not covered by indemnification agreements, or any claim that results in significant adverse publicity against us, could have an adverse effect on our business and our reputation.

Technical or software defects, unanticipated use of our products and services, or inadequate disclosure of risks relating to the use of the products and services can lead to injury or other adverse events.

These events could lead to disruptions or suspension of our products and services (either voluntary or required by governmental authorities) and could result, in certain cases, in the removal of a product or service from the market. Any disruption or suspension could result in significant costs as well as negative publicity that could reduce demand for our products and services. In some circumstances, such adverse events could also cause delays in new product and service approvals. Similarly, negligence in performing our services can lead to injury or other adverse events.

We plan to implement new lines of business or offer new products and services within existing lines of business.

There are substantial risks and uncertainties associated with these efforts, particularly in instances where the markets are not fully developed. In developing and marketing new lines of business and/or new products and services, we may invest significant time and resources. Initial timetables for the introduction and development of new lines of business and/or new products or services may not be achieved, and price and profitability targets may not prove feasible. We may not be successful in introducing new products and services in response to industry trends or developments in technology, or those new products may not achieve market acceptance. As a result, we could lose business, be forced to price products and services on less advantageous terms to retain or attract customers or be subject to cost increases. As a result, our business, financial condition or results of operations may be adversely affected.

A failure in or breach of our operational or security systems, or those of our third-party service providers, including as a result of cyber-attacks, could disrupt our business, result in unintentional disclosure or misuse of confidential or proprietary information, damage our reputation, increase our costs and cause losses. (correct place?)

As a fintech organization, our operations rely heavily on the secure data processing, storage and transmission of confidential and other information on our computer systems and networks. Cloud technologies, including third-party cloud infrastructure, are also critical to the operation of our systems, and our reliance on cloud technologies is growing. Any failure, interruption or breach in security or operational integrity of these systems could result in failures or disruptions in our online banking system, customer relationship management, general ledger, deposit and loan servicing and other systems. The security and integrity of our systems and the technology we use, including services and solutions provided by third-party vendors, could be threatened by a variety of interruptions or information security breaches, including those caused by computer hacking, cyber-attacks, electronic fraudulent activity or attempted theft of financial assets. The increased use of mobile and cloud technologies, as well as the increase in remote work due to the

COVID-19 pandemic, can heighten these and other operational risks. We may fail to promptly identify or adequately address any such failures, interruptions or security breaches if they do occur. While we have certain protective policies and procedures in place, the nature and sophistication of the threats continue to evolve. We may be required to expend significant additional resources in the future to modify and enhance our protective measures.

The nature of our business may make it an attractive target and potentially vulnerable to cyber-attacks, computer viruses, physical or electronic break-ins or similar disruptions. The technology-based platform we use processes sensitive data from our borrowers, depositors, and other customers. While we have taken steps to protect confidential information that we have access to, our security measures and the security measures employed by the owners of the technology in the platform that we use could be breached. Any accidental or willful security breaches or other unauthorized access to our systems could cause confidential customer, borrower, employee, vendor, partner or investor information to be stolen and used for criminal purposes. Security breaches or unauthorized access to confidential information could also expose us to liability related to the loss of the information, time-consuming and expensive litigation, and negative publicity. If security measures are breached because of third-party action, employee error, malfeasance or otherwise, or if design flaws in the technology-based platform that we use are exposed and exploited, our relationships with customers, borrowers, employees, vendors, partners and investors could be severely damaged, and we could incur significant liability.

Because techniques used to sabotage or obtain unauthorized access to systems change frequently and generally are not recognized until they are launched against a target, we and our collaborators may be unable to anticipate these techniques or to implement adequate preventative measures. In addition, federal regulators and many federal and state laws and regulations require companies to notify individuals of data security breaches involving their personal data. These mandatory disclosures regarding a security breach are costly to implement and often lead to widespread negative publicity, which may cause customers, borrowers, employees, vendors, partners or investors to lose confidence in the effectiveness of our data security measures. Any security breach, whether actual or perceived, would harm our reputation, we could lose customers, borrowers, employees, vendors, partners, or investors, and our business and operations could be adversely affected.

Additionally, we face the risk of operational disruption, failure, termination, or capacity constraints of any of the third parties that facilitate our business activities, including exchanges, clearing agents, clearing houses or other financial intermediaries. Such parties could also be the source of an attack on, or breach of, our operational systems. Any failures, interruptions or security breaches in our information systems could damage our reputation, result in a loss of customer business, result in a violation of privacy or other laws, or expose us to civil litigation, regulatory fines or losses not covered by insurance.

Our business is dependent on the successful and uninterrupted functioning of our information technology and telecommunications systems and third-party providers. The failure of these systems, or the termination of a third-party software license or service agreement on which any of these systems is based, could interrupt our operations. Because our information technology and telecommunications systems interface with and depend on third-party systems, we could experience service denials if demand for such services exceeds capacity or such third-party systems fail or experience interruptions. If significant, sustained, or repeated, a system failure or service denial could compromise our ability to operate effectively, damage our reputation, result in a loss of customer business, and/or subject us to additional regulatory scrutiny and possible

financial liability, any of which could materially adversely affect our business, financial condition, results of operations and prospects, as well as the value of our common stock.

An intentional or unintentional disruption, failure, misappropriation or corruption of our network and information systems could severely affect our business.

Such an event might be caused by computer hacking, computer viruses, worms and other destructive or disruptive software, "cyber attacks" and other malicious activity, as well as natural disasters, power outages, terrorist attacks and similar events. Such events could have an adverse impact on us and our customers, including degradation of service, service disruption and excessive call volume to call centers. In addition, our future results could be adversely affected due to the theft, destruction, loss, misappropriation or release of confidential customer data or intellectual property. Operational or business delays may result from the disruption of network or information systems and the subsequent remediation activities. Moreover, these events may create negative publicity resulting in reputation or brand damage with customers.

The Company's success depends on the experience and skill of the board of directors, its executive officers and key employees.

The Company is dependent on its directors, officers, key employees and contractors. The Company has or intends to enter into employment agreements with officers and certain contractors although there can be no assurance that it will do so or that they will continue to be employed by the Company for a particular period of time. The loss of the Company's directors, officers, key employees and contractors could harm the Company's business, financial condition, cash flow and results of operations.

The amount of capital the Company is attempting to raise in this Offering will not be enough to sustain the Company's current business plan.

In order to achieve the Company's near and long-term goals, the Company will need to procure funds in addition to the amount raised in the Offering. There is no guarantee the Company will be able to raise such funds on acceptable terms or at all. If we are not able to raise sufficient capital in the future, we will not be able to execute our business plan, our continued operations will be in jeopardy and we may be forced to cease operations and sell or otherwise transfer all or substantially all of our remaining assets, which could cause an Investor to lose all or a portion of his or her investment.

Although dependent on certain key personnel, the Company does not have any key man life insurance policies on any such people.

The Company is dependent on its directors, officers, key employees and contractors in order to conduct its operations and execute its business plan, however, the Company has not purchased any insurance policies with respect to those individuals in the event of their death or disability. Therefore, if any of the Company's directors, officers, key employees and contractors die or become disabled, the Company will not receive any compensation to assist with such person's absence. The loss of such person could negatively affect the Company and its operations.

We have not prepared any audited financial statements.

Therefore, you have no audited financial information regarding the Company's capitalization or assets or liabilities on which to make your investment decision. If you feel the information provided is insufficient, you should not invest in the Company.

We are subject to income taxes as well as non-income-based taxes, such as payroll, sales, use, value-added, net worth, property and goods and services taxes, in both the U.S. and various foreign jurisdictions.

Significant judgment is required in determining our provision for income taxes and other tax liabilities. In the ordinary course of our business, there are many transactions and calculations where the ultimate tax determination is uncertain. Although we believe that our tax estimates are reasonable: (i) there is no assurance that the final determination of future tax audits or tax disputes will not be different from what is reflected in our income tax provisions, expense amounts for non-income-based taxes and accruals and (ii) any material differences could have an adverse effect on our financial position and results of operations in the period or periods for which determination is made.

We are not subject to Sarbanes-Oxley regulations and lack the financial controls and safeguards required of public companies.

We do not have the internal infrastructure necessary, and are not required, to complete an attestation about our financial controls that would be required under Section 404 of the Sarbanes-Oxley Act of 2002. There can be no assurance that there are no significant deficiencies or material weaknesses in the quality of our financial controls. We expect to incur additional expenses and diversion of management's time if and when it becomes necessary to perform the system and process evaluation, testing and remediation required in order to comply with the management certification and auditor attestation requirements.

The Company has indicated that it has engaged in certain transactions with related persons.

Please see the section of this Memorandum entitled "Transactions with Related Persons and Conflicts of Interest" for further details.

Changes in employment laws or regulation could harm our performance.

Various federal and state labor laws govern our relationship with our employees and affect operating costs. These laws include minimum wage requirements, overtime pay, healthcare reform and the implementation of the Patient Protection and Affordable Care Act, unemployment tax rates, workers' compensation rates, citizenship requirements, union membership and sales taxes. A number of factors could adversely affect our operating results, including additional government-imposed increases in minimum wages, overtime pay, paid leaves of absence and mandated health benefits, mandated training for employees, changing regulations from the National Labor Relations Board and increased employee litigation including claims relating to the Fair Labor Standards Act.

We face risks related to health epidemics and other outbreaks, which could significantly disrupt the Company's operations and could have a material adverse impact on us.

The outbreak of pandemics and epidemics could materially and adversely affect the Company's business, financial condition, and results of operations. If a pandemic occurs in areas in which we have material operations or sales, the Company's business activities originating from affected areas, including sales, items, services and supply chain related activities, could be adversely affected. Disruptive activities could include the temporary closure of facilities used in the Company's supply chain processes, business closures in impacted areas, and restrictions on the Company's employees' or consultants' ability to travel and to meet with customers, vendors or other business relationships. The extent to which a pandemic or other health outbreak impacts the Company's results will depend on future developments, which are highly uncertain and cannot be predicted, including new information which may emerge concerning the severity of a virus and the actions to contain it or treat its impact, among others. Pandemics can also result in social, economic, and labor instability which may adversely impact the Company's business.

If the Company's employees or employees of any of the Company's vendors, suppliers or customers become ill or are quarantined and in either or both events are therefore unable to work, the Company's operations could be subject to disruption. The extent to which a pandemic affects the Company's results will depend on future developments that are highly uncertain and cannot be predicted.

The banking, payment, and lending industry is highly regulated and changes in regulations or in the way regulations are applied to our business could adversely affect our business.

The regulatory environment in which lending institutions operate has become increasingly complex, and following the financial crisis of 2008, supervisory efforts to enact and apply relevant laws, regulations and policies have become more intense. Changes in laws or regulations or the regulatory application or judicial interpretation of the laws and regulations applicable to us could adversely affect our ability to operate in the manner in which we currently conduct business through our lending partners or make it more difficult or costly for our lending partners to originate or otherwise make additional loans, or for our lending partners to collect payments on loans by subjecting our lending partners to additional licensing, registration and other regulatory requirements in the future or otherwise. For example, if loans were determined for any reason not to be commercial loans, through our lending partners would be subject to many additional requirements, and our fees could be challenged by regulators or our customers. A material failure to comply with any such laws or regulations could result in regulatory actions, lawsuits and damage to our or our lending partners reputation which could have a material adverse effect on our or our lending partners business and financial condition.

Our banking partners are subject to the Dodd-Frank Wall Street Reform and Consumer Protection Act.
The Dodd-Frank Wall Street Reform and Consumer Protection Act, or the Dodd-Frank Act, was signed into law on July 21, 2010. The Dodd-Frank Act significantly changed federal financial services regulation and affects, among other things, the lending, deposit, investment, trading, and operating activities of financial institutions. The Dodd-Frank Act requires extensive rulemaking by various regulatory agencies. The Dodd-Frank Act rulemaking process is ongoing and any changes resulting from such process, as well as any other changes in the laws or regulations

applicable to us more generally, may negatively impact the profitability of our business activities, require us to change certain of our business practices, materially affect our business model, limit the activities in which we may engage or affect retention of key personnel, Any such changes may also require us to invest significant management attention and resources to make any necessary changes and may adversely affect our ability to conduct our business as previously conducted or our results of operations or financial condition. As such, we cannot predict and may not be able to anticipate all the effects of the Dodd-Frank Act on our financial condition or operations.

We could be subject to losses, regulatory action or reputational harm due to fraudulent and negligent acts on the part of loan applicants, our borrowers, our employees and vendors.

In deciding whether to extend credit or enter into other transactions with customers and counterparties, we may rely on information furnished by or on behalf of customers and other third parties, including financial statements, property appraisals, title information, employment and income documentation, account information and other financial information which may include information furnished by sellers to our borrowers in connection with business acquisitions that we finance. We may also rely on representations of clients and other third parties as to the accuracy and completeness of such information and, with respect to financial statements, on reports of independent auditors. Any such misrepresentation or incorrect or incomplete information may not be detected prior to funding a loan or during our ongoing monitoring of outstanding loans. In addition, one or more of our employees or vendors could cause a significant operational breakdown or failure, either as a result of human error or where an individual purposefully sabotages or fraudulently manipulates our loan documentation, operations or systems. Any of these developments could have a material adverse effect on our business, results of operations and financial condition.

The collection, processing, storage, use and disclosure of personal data could give rise to liabilities as a result of governmental regulation, conflicting legal requirements or differing views of personal privacy rights.

We receive, collect, process, transmit, store and use a large volume of personally identifiable information and other sensitive data from customers and potential customers. There are federal, state and foreign laws regarding privacy, recording telephone calls and the storing, sharing, use, disclosure and protection of personally identifiable information and sensitive data. Specifically, personally identifiable information is increasingly subject to legislation and regulations to protect the privacy of personal information that is collected, processed and transmitted. Any violations of these laws and regulations may require us to change our business practices or operational structure, address legal claims and sustain monetary penalties and/or other harms to our business.

The regulatory framework for privacy issues in the United States and internationally is constantly evolving and is likely to remain uncertain for the foreseeable future. The interpretation and application of such laws is often uncertain, and such laws may be interpreted and applied in a manner inconsistent with our current policies and practices or require changes to the features of our platform. If either we or our third-party service providers are unable to address any privacy concerns, even if unfounded, or to comply with applicable laws and regulations, it could result in additional costs and liability, damage our reputation and harm our business.

The Consumer Financial Protection Bureau or CFPB is a new agency, and there continues to be uncertainty as to how the agency's actions or the actions of any other new agency could impact our business or that of our issuing banks.

The CFPB, which commenced operations in July 2011, has broad authority over the businesses in which we engage. This includes authority to write regulations under federal consumer financial protection laws, such as the Truth in Lending Act and the Equal Credit Opportunity Act, and to enforce those laws against and examine large financial institutions such as our banking partners, for compliance. The CFPB is authorized to prevent "unfair, deceptive or abusive acts or practices" through its regulatory, supervisory and enforcement authority. To assist in its enforcement, the CFPB maintains an online complaint system that allows consumers to log complaints with respect to various consumer finance products, including the loan products we facilitate. This system could inform future CFPB decisions with respect to its regulatory, enforcement or examination focus.

We and our banking partners are subject to the CFPB's jurisdiction, including its enforcement authority, as a provider of financial services. The CFPB may request reports concerning our or our banking partners organization, business conduct, markets and activities. The CFPB may also conduct on-site examinations of our or our banking partners business on a periodic basis if the CFPB were to determine, through its complaint system, that we or our banking partners were engaging in activities that pose risks to consumers.

There continues to be uncertainty as to how the CFPB's strategies and priorities, including in both its examination and enforcement processes, will impact our or our banking partners businesses and our results of operations going forward. Our and our banking partners compliance costs and litigation exposure could increase materially if the CFPB or other regulators enact new regulations, change regulations that were previously adopted, modify, through supervision or enforcement, past regulatory guidance, or interpret existing regulations in a manner different or stricter than have been previously interpreted.

Deterioration in the commercial soundness of our banking partner institutions could adversely affect us.

Our ability to engage in routine transactions could be adversely affected by the actions and commercial soundness of other financial institutions with which we partner. Financial services institutions are interrelated as a result of trading, clearing, counterparty, or other relationships, and we routinely execute transactions with counterparties in the financial industry. As a result, defaults by, or even rumors or questions about, one or more financial services institutions, or the financial services industry generally, could create another market-wide liquidity crisis similar to that experienced in late 2008 and early 2009 and could lead to losses or defaults by us or by other institutions. The deterioration or failure of our counterparties would have a material adverse effect on our business, results of operations and financial condition.

SBA lending and other government guaranteed lending is an important part of our business. These lending programs are dependent upon the federal government, and we face specific risks associated with originating SBA and other government guaranteed loans.

Our SBA lending referral programs are dependent upon the federal government. As a broker for SBA loans, we enable our clients to obtain SBA loans through SBA lenders with which we partner. The SBA periodically reviews the lending operations of participating lenders to assess, among other things, whether the lender exhibits prudent risk management. When weaknesses are identified, the SBA may request corrective actions or impose enforcement actions, including revocation of a lender's status. Any changes to the SBA program, or the ability of our partners to underwrite SBA loans, including changes to the level of guarantee provided by the federal government on SBA loans, may also have a material adverse effect on our business. Because government regulation greatly affects the business and financial results of our organization, changes in the laws, regulations, and procedures applicable to SBA loans could adversely affect our ability to operate profitably.

Negative public opinion could damage our reputation and adversely affect our business.

Reputation risk, or the risk to our business from negative public opinion, is inherent in our business. Negative public opinion can result from our actual or alleged conduct in any number of activities, including providing financial services, corporate governance, and actions taken by government regulators and community organizations in response to those activities. Negative public opinion can also result from media coverage, whether accurate or not. Negative public opinion can adversely affect our ability to attract and retain customers and employees and can expose us to litigation and regulatory action.

Our business and operating results may be impacted by adverse economic conditions.

General economic factors and conditions in the United States or worldwide, including the general interest rate environment, unemployment rates and residential home values, may affect borrower willingness to seek loans and other financial services. Should any of these situations occur, our loan referral fees and other revenue would decline, and our business would be negatively impacted.

Our regulatory compliance programs and other enterprise risk management efforts cannot eliminate all fraud and systemic risk.

We have started and will continue to develop our enterprise risk management program, including substantially expanded regulatory compliance and fraud policies and procedures. The goal of enterprise risk management is not to eliminate all risk, but rather to identify, assess and rank risk. The goal of regulatory compliance policies is to have formal written procedures in place that are intended to reduce the risk of inadvertent regulatory violations. The goal of fraud policies is to have formal written procedures in place that are intended to reduce fraud and continuously monitor for new fraud activities. Nonetheless, our efforts to identify, monitor and manage risks may not be fully effective. Many of our methods of managing risk and exposures depend upon the implementation of federal and state regulations and other policies or procedures affecting our customers or employees. Management of operational, fraud, legal and regulatory risks require, among other things, policies and procedures that may not be fully effective in managing these risks.

While many of the risks that we monitor and manage are described in the Risk Factors section of this Memorandum, our business operations could also be affected by additional factors that are not presently described in this section or known to us or that we currently consider immaterial to our operations.

Risks Related to Our Regulatory Environment

We are subject to extensive regulation that could limit or restrict our activities.

We operate in a highly regulated industry and are subject to examination, supervision, and comprehensive regulation by various federal and state regulatory agencies. Our compliance with these regulations is costly and potentially restricts certain of our activities. Should we fail to comply with these regulatory requirements, federal and state regulators could impose additional restrictions on the activities of the Company, which could materially and adversely affect our business, results of operations and financial condition. Further, financial institutions with which we partner and rely upon for certain of our services could be materially and adversely affected, which could affect whether we can provide the services which we obtain from them.

The laws and regulations applicable to the banking, financial, and fintech industry have changed in recent years and may continue to change, and we cannot predict the effects of these changes on our business and profitability.

Our financial condition and results of operations are affected by credit policies of monetary authorities, particularly the Federal Reserve. Actions by monetary and fiscal authorities, including the Federal Reserve, could have an adverse effect on our deposit levels, loan demand, or business and earnings, as well as the value of our common stock.

Our deposit operations are subject to extensive regulation, and we expect additional regulatory requirements to be implemented in the future.

We are subject to significant anti-money laundering, "know your customer" and other regulations under applicable law, including the Bank Secrecy Act and the USA PATRIOT Act, and we could become subject in the future to additional regulatory requirements beyond those that are currently adopted, proposed or contemplated. We expect that federal and state bank regulators will increase their oversight, inspection and investigatory role over deposit operations and the financial services industry generally. Furthermore, we intend to increase our deposit product offerings and grow our customer deposit portfolio in the future and, as a result, we are, and will continue to be, subject to heightened compliance and operating costs that could adversely affect our business, results of operations and financial condition. In addition, legal and regulatory proceedings and other contingencies will arise from time to time that may have an adverse effect on our business practices and results of operations.

We face strong competition from a diverse group of competitors.

Although the Company is a Neobank, it competes against established banks and financial institutions. The banking business is highly competitive, and we experience strong competition from many other financial institutions, including some of the largest commercial banks

headquartered in the country, as well as other federally and state chartered financial institutions such as community banks and credit unions, finance and business development companies, commercial and consumer finance companies, peer-to-peer and marketplace lenders, securities brokerage firms, insurance companies, money market and mutual funds and other non-bank lenders.

We compete with these institutions both in attracting deposits and in making loans, partly on the basis of the interest rates we pay or charge. Many of our competitors are well-established, much larger financial institutions. Nothing prevents our competitors from developing or licensing a technology-based platform similar to the technology-based platform we currently use in our business. In addition, many of our non-bank competitors have fewer regulatory constraints and may have lower cost structures. We expect competition to continue to intensify due to financial institution consolidation, legislative, regulatory, and technological changes, and the emergence of alternative banking sources.

Our ability to compete successfully will depend on a number of factors, including, among other things:

- our ability to build and maintain long-term customer relationships while ensuring high ethical standards and safe and sound banking practices;

- the scope, relevance and pricing of products and services that we offer;

- customer satisfaction with our products and services;

- industry and general economic trends; and

- our ability to keep pace with technological advances and to invest in new technology.

Our failure to compete effectively in our primary markets could cause us to lose market share and could have a material adverse effect our business, results of operations and financial condition.

Risks Related to the Securities

The Shares of Class C Common Stock will not be freely tradable until one year from the initial purchase date. Although the Shares of Class C Common Stock may be tradable under federal securities law, state securities regulations may apply and each Purchaser should consult with his or her attorney.

You should be aware of the long-term nature of this investment. There is not now and likely will not be a public market for the Shares of Class C Common Stock. Because the Shares of Class C Common Stock have not been registered under the Securities Act or under the securities laws of any state or non-United States jurisdiction, the Shares of Class C Common Stock have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the Securities Act or other securities laws will be affected. Limitations on the transfer of the Shares of Class C Common Stock may also adversely affect the price that you might be able to obtain for the Shares of Class C Common Stock in a private sale. Purchasers should be aware of the long-term nature of their

investment in the Company. Each Purchaser in this Offering will be required to represent that it is purchasing the Securities for its own account, for investment purposes and not with a view to resale or distribution thereof.

Neither the Offering nor the Securities have been registered under federal or state securities laws, leading to an absence of certain regulation applicable to the Company.

No governmental agency has reviewed or passed upon this Offering, the Company or any Securities of the Company. The Company also has relied on exemptions from securities registration requirements under applicable state securities laws. Investors in the Company,

therefore, will not receive any of the benefits that such registration would otherwise provide. Prospective investors must therefore assess the adequacy of disclosure and the fairness of the terms of this Offering on their own or in conjunction with their personal advisors.

No Guarantee of Return on Investment

There is no assurance that a Purchaser will realize a return on its investment or that it will not lose its entire investment. For this reason, each Purchaser should read the Form C and all Exhibits carefully and should consult with its own attorney and business advisor prior to making any investment decision.

A majority of the Company is owned by a small number of owners.

Prior to the Offering one shareholder directly or beneficially owns and controls 70.5% of the Company, exclusively in shares of Class A Common Stock. Subject to any fiduciary duties owed to our other owners or investors under Delaware law, these owners may be able to exercise significant influence over matters requiring owner approval, including the election of directors or managers and approval of significant Company transactions, and will have significant control over the Company's management and policies. Some of these persons may have interests that are different from yours. For example, these owners may support proposals and actions with which you may disagree. The concentration of ownership could delay or prevent a change in control of the Company or otherwise discourage a potential acquirer from attempting to obtain control of the Company, which in turn could reduce the price potential investors are willing to pay for the Company. In addition, these owners could use their voting influence to maintain the Company's existing management, delay or prevent changes in control of the Company, or support or reject other management and board proposals that are subject to owner approval.

The Company has the right to extend the Offering deadline.

The Company may extend the Offering deadline beyond what is currently stated herein. This means that your investment may continue to be held in escrow while the Company attempts to raise the Minimum Amount even after the Offering deadline stated herein is reached. Your investment will not be accruing interest during this time and will simply be held until such time as the new Offering deadline is reached without the Company receiving the Minimum Amount, at which time it will be returned to you without interest or deduction, or the Company receives

the Minimum Amount, at which time it will be released to the Company to be used as set forth herein. Upon or shortly after release of such funds to the Company, the Securities will be issued and distributed to you.

Your ownership of the shares of stock will be subject to dilution.

Owners of do not have preemptive rights. If the Company conducts subsequent Offerings of or Securities convertible into , issues shares pursuant to a compensation or distribution reinvestment plan or otherwise issues additional shares, investors who purchase shares in this Offering who do

not participate in those other stock issuances will experience dilution in their percentage ownership of the Company's outstanding shares. Furthermore, shareholders may experience a dilution in the value of their shares depending on the terms and pricing of any future share issuances (including the shares being sold in this Offering) and the value of the Company's assets at the time of issuance.

The Securities will be equity interests in the Company and will not constitute indebtedness.

The Securities will rank junior to all existing and future indebtedness and other non-equity claims on the Company with respect to assets available to satisfy claims on the Company, including in a liquidation of the Company. Additionally, unlike indebtedness, for which principal and interest would customarily be payable on specified due dates, there will be no specified payments of dividends with respect to the Securities and dividends are payable only if, when and as authorized and declared by the Company and depend on, among other matters, the Company's historical and projected results of operations, liquidity, cash flows, capital levels, financial condition, debt service requirements and other cash needs, financing covenants, applicable state law, federal and state regulatory prohibitions and other restrictions and any other factors the Company's board of directors deems relevant at the time. In addition, the terms of the Securities will not limit the amount of debt or other obligations the Company may incur in the future. Accordingly, the Company may incur substantial amounts of additional debt and other obligations that will rank senior to the Securities.

There can be no assurance that we will ever provide liquidity to Purchasers through either a sale of the Company or a registration of the Securities.

There can be no assurance that any form of merger, combination, or sale of the Company will take place, or that any merger, combination, or sale would provide liquidity for Purchasers. Furthermore, we may be unable to register the Securities for resale by Purchasers for legal, commercial, regulatory, market-related or other reasons. In the event that we are unable to effect a registration, Purchasers could be unable to sell their Securities unless an exemption from registration is available.

The Company does not anticipate paying any cash dividends for the foreseeable future.

The Company currently intends to retain future earnings, if any, for the foreseeable future, to repay indebtedness and to support its business. The Company does not intend in the foreseeable future to pay any dividends to holders of its shares of Class C Common Stock.

In addition to the risks listed above, businesses are often subject to risks not foreseen or fully appreciated by the management. It is not possible to foresee all risks that may affect us. Moreover, the Company cannot predict whether the Company will successfully effectuate the Company's current business plan. Each prospective Purchaser is encouraged to carefully analyze the risks and merits of an investment in the Securities and should take into consideration when making such analysis, among other, the Risk Factors discussed above.

THE SECURITIES OFFERED INVOLVE A HIGH DEGREE OF RISK AND MAY RESULT IN THE LOSS OF YOUR ENTIRE INVESTMENT. ANY PERSON CONSIDERING THE PURCHASE OF THESE SECURITIES SHOULD BE AWARE OF THESE AND OTHER FACTORS SET FORTH IN THIS FORM C AND SHOULD CONSULT WITH HIS OR HER LEGAL, TAX AND FINANCIAL ADVISORS PRIOR TO MAKING AN INVESTMENT IN THE SECURITIES. THE SECURITIES SHOULD ONLY BE PURCHASED BY PERSONS WHO CAN AFFORD TO LOSE ALL OF THEIR INVESTMENT.

BUSINESS

Description of the Business

Paybby is a Fintech company and Neobank that provides banking services to the Black and Brown communities through a digital banking app and proprietary technology and earns revenue through interchange and referral fees.

Neobanks, are digital-only financial technology companies (commonly known as "fintech" companies) that rely on relationships with chartered banks that facilitate the provision of the neobank's financial services. Neobanks offer at a minimum, fundamental banking services such as the ability to make deposits into customer-titled accounts and make payments from those accounts. Neobanks are not chartered banking corporations. Paybby is not a chartered banking corporation and relies upon the charter of its chartered bank service providers.

Business Plan

ABOUT PAYBBY

Paybby (pronounced pay-baby) is a consumer finance technology company and neobank seeking to offer Black and Brown communities a digital bank offering more targeted services, financial empowerment through education, innovative personal finance tools, and a financial services firm that cares about the long-term well-being of its customers and the Black and Brown communities.

Our target market is primarily underbanked and unbanked small business owners and individuals in Black and Brown communities.

Paybby will partner with social justice groups and merchants and start an internal sales force to grow the customer base. Paybby will integrate with these groups, merchants and other organizations to collaborate on marketing efforts, educate the members and promote the use of the Wicket app. Other growth strategies include Search Engine Optimization, Pay-per-click advertising, public relations, digital marketing campaigns, Government and Corporate Payment Programs and offering ancillary services such as Small Business Administration ("SBA") funding.

As a Public Benefit Corporation, Paybby strives to form relationships with suppliers, marketing agencies, and other organizations or offer products that, in the judgement of management, will not result in the exploitation of Paybby's customers.

Paybby's enhanced "know your customer" (KYC) and "Trust Engine", a proprietary technology being developed by Paybby, which utilizes artificial intelligence and machine learning designed to vet potential customers and mitigate fraud risk. This will allow the Company to provide services to customers who currently are refused services or charged penalties. Paybby is building a mobile platform integrated with a chartered bank partner and working with strategic partners to become the first community-integrated digital bank focused on wealth creation and empowering communities of color.

Through the live Wicket mobile banking app, products and services include the following - all free to the customer:

> digital checking accounts
> integrated direct deposits
> savings accounts
> FDIC insured deposits
> debit cards
> cash deposits
> bill pay
> funds transfer
> ATM access

Release 2.0 is intended to be released approximately nine months after the date of this Form C, and is planned to add local merchant integration, overdraft protection for small amounts, free cash deposits at retailers, check cashing, crypto purchases and international funds transfers. The plan is to also start White Label platforms for international versions of the app.

Release 3.0 may include loan advances, credit scores and consumer lending. Additional banking services such as residential and business lending, federal and local government transfer payment integration (Medicare, Social Security, etc.), healthcare debit cards, and financial planning are planned for longer-term releases.

The current revenue streams for Paybby, through the integration with a chartered bank, are debit card interchange fees and loan referral fees. Revenue streams planned for the near future include lead generation fees and cross-border transaction fees.

<u>Wicket Banking App Metrics:</u>

7,500+ downloads
1,500+ accounts

<u>PPP Loan Referrals Metrics:</u>

700+ referrals for over $30,000,000 in loans

History of the Business

Paybby was formed on August 21, 2020 as a Public Benefit Corporation. and purchased from Timothy Prier, all of the interests of Wicket LLC ("**Wicket**"), a neobank with a digital banking app, on January 19, 2021 for $1,000,000 in cash and notes. Also, on February 3, 2021, the directors and shareholders, by unanimous consent, approved a 10:1 stock split reducing par value from $0.001 to $0.0001.

Wicket was purchased primarily for the developed technology infrastructure and operating mobile app, as it was not actively in business as of the date of closing. Paybby continues to maintain the app under the "Wicket" name. The Wicket Mobile Banking app is available in the Apple App and Google Play Stores. The Android version was released in February 2021.

The Company's Products and/or Services

Product / Service	Description	Current Market
Digital banking app	Free digital banking services with a debit card including checking and savings accounts with early direct deposits, FDIC insurance though partner bank, funds transfer and external account linking w/ aggregated spending views	Black & Brown U.S. Population of 110M+ with 3.4T of purchasing power
Small business loan broker	Provide platform to support small business lending.	4M minority-owned companies

Near future planned products and services include a business banking accounts, overdraft protection, free retailer cash deposits, money payments and transfers, cryptocurrency, free check cashing, auto invest, enhanced KYC and the "Trust Engine". Paybby also plans to create a charity program that allows donors to pick from a list of charities supporting the Black and Brown communities and alternatives on how much to give. Other future planned products and services include obtaining a national bank charter, loan advances, consumer lending, credit scores, residential lending, business credit, financial planning and investment products.

We offer banking and financial services through our digital banking app and technology platform.

Competition

The Company's primary competitors are digital banks and neobanks such as Simple, Chime, Current, Varo and existing national and state banks such as Chase and Bank of America, as well as regional and community banks.

Paybby seeks to differentiate by focusing on the underserved Black and Brown communities through targeted marketing, including strategic alliances with community and social justice organizations.

Supply Chain and Customer Base

The source of our services is the digital banking platform and app created and implemented by the Wicket development team from 2018 to 2020. The team is led by Michael Lane Thomas, Chief Technology Officer ("CTO") of Paybby, who formerly was the CTO of Wicket. Mr. Thomas currently provides technical and operational services through his firm, Vision Ridge Technologies. An employment agreement is in place for him to transition into these roles as a dedicated Executive and employee of Paybby by May 2021. The team consists of contractors through both Vision Ridge Technologies and Full Scale, a US-based firm with resources in Cebu City, Philippines. The Company provides debit cards issued through Valid USA.

A NeoBank is a bank without a charter and must partner with a chartered bank to hold the account balances and provide other banking services. Paybby partners with LendingClub in Boston. MA under a Program Partner Agreement. Several technology partners are needed to properly operate the app including, but not limited to, Galileo, which provides the payment processing platform, and Plaid, which provides the API technology for data transfer. Data is stored with Amazon Web Services. Compliance and fraud services are provided by the iLex Consulting Group.

Intellectual Property

Licenses

Licensor	Licensee	Description of Rights Granted	Termination Date
not applicable			

Governmental/Regulatory Approval and Compliance

The Company is dependent on the following regulatory approvals:

Line of Business	Government Agency	Type of Approval	Application Date	Grant Date
not applicable				

Paybby / Wicket partners with LendingClub Bank through the Program Partner Agreement which includes the LendingClub Compliance Program which is used to identify applicable laws,

rules and regulations, as well as related guidance published by applicable regulatory entities (e.g., Office of the Comptroller of the Currency, Consumer Finance Protection Bureau, etc.), and the means by which the Platform Provider ensures compliance with the stated requirements.

Litigation

There are no existing legal suits pending, or to the Company's knowledge, threatened, against the Company.

Other

The Company's principal address is 6800 Jericho Turnpike., Suite 120W, Syosset, NY 11791

The Company has the following additional addresses: not applicable

The Company conducts business in the entire U.S.

The Company has the following subsidiaries:

Name	Entity Type	Location of Formation	Date of Formation	% Owned by Company
Wicket LLC	Limited Liability Company	Kansas	February 23, 2016	100.0%

Because this Form C focuses primarily on information concerning the Company rather than the industry in which the Company operates, potential Purchasers may wish to conduct their own separate investigation of the Company's industry to obtain greater insight in assessing the Company's prospects.

USE OF PROCEEDS

The following table lists the use of proceeds of the Offering if the Minimum Amount and Maximum Amount are raised.

Use of Proceeds	% of Minimum Proceeds Raised	Amount if Minimum Raised	% of Maximum Proceeds Raised	Amount if Maximum Raised
Intermediary Fees	7.00%	$7,000	7.00%	$74,900
Campaign marketing expenses or related reimbursement	10.00%	$10,000	2.80%	$30,000
Estimated Attorney Fees	3.00%	$3,000	0.47%	$5,000
Estimated Accountant/Auditor Fees	8.50%	$8,500	0.79%	$8,500
General Marketing	35.00%	$35,000	23.36%	$250,000
Research and Development	36.50%	$36,500	14.02%	$150,000
Future Wages	0.00%	$0	23.36%	$250,000
Repayment of Debt	0.00%	$0	16.17%	$173,000
General Working Capital	0.00%	$0	4.54%	$48,600
Operations	0.00%	$0	7.48%	$80,000
Total	**100.00%**	**$100,000**	**100.00%**	**$1,070,000**

The Use of Proceeds chart is not inclusive of fees paid for use of the Form C generation system, payments to financial and legal service providers, and escrow related fees, all of which were incurred in preparation of the campaign and are due in advance of the closing of the campaign.

The Company does have discretion to alter the use of proceeds as set forth above. The Company may alter the use of proceeds under the following circumstances: when the Company discovers a

better use of funds. For instance, as we progress with our operations, Paybby may find that more funds need to be diverted to Research and Development instead of General Marketing.

DIRECTORS, OFFICERS AND EMPLOYEES

Directors

The directors or managers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Name

Hassan Miah

All positions and offices held with the Company and date such position(s) was held with start and ending dates

Founder and CEO, Aug 2021 – present.

Chairman of the Board of Directors, Aug 2020 – present.

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Co-Founder of R8 Ventures Inc., a consulting and export / import firm, responsible for operating the company with his wife, 2007 – present.

CTO of Robin8 Inc., a social and content marketing platform, responsible for building software, admin support and raising capital, 2015 - 2020.

Education

BBA, University of Michigan, MBA, Stanford Graduate School of Business, CPA.

Name

John A Marhofer Jr.

All positions and offices held with the Company and date such position(s) was held with start and ending dates

Co-Founder and CFO, Aug 2020 – present.
Director, Feb 2021 – present.
Secretary and Treasurer, Sept 2020 – present.

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

CFO of Predictive Trading Systems LLC, a FinTech startup responsible for accounting, finance, treasury and administrative functions, Dec 2019 – present.

President of JAM CFO Services LLC, a CFO services firm providing affordable CFO services, Nov 2019 – present.

Agency CFO of Resolute Digital, a digital marketing agency responsible for accounting, finance, and administrative functions, 2017 - 2019.

Education

BA - Accounting and Marketing, Miami University, MBA - Finance, Akron University, CPA.

Officers

The officers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Name

Hassan Miah

All positions and offices held with the Company and date such position(s) was held with start and ending dates

Founder and CEO, Aug 2021 – present.

Chairman of the Board of Directors, Aug 2020 - present.

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Co-Founder of R8 Ventures Inc., a consulting and export / import firm responsible for operating the company with his wife, 2007 – present.

CTO of Robin8 Inc., a social and content marketing platform, responsible for building software, admin support and raising capital, 2015 - 2020.

Education

BBA, University of Michigan, MBA, Stanford Graduate School of Business, CPA.

Name

John A Marhofer Jr.

All positions and offices held with the Company and date such position(s) was held with start and ending dates

Co-Founder and CFO, Aug 2020 – present.
Director, Feb 2021 – present.
Secretary and Treasurer, Sept 2020 - present.

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

CFO of Predictive Trading Systems LLC, a FinTech startup responsible for accounting, finance, treasury and administrative functions, Dec 2019 – present.

President of JAM CFO Services LLC, a CFO services firm providing affordable CFO services, Nov 2019 – present.

Agency CFO of Resolute Digital, a digital marketing agency responsible for accounting, finance, and administrative functions, 2017 - 2019.

Education

BA - Accounting and Marketing, Miami University, MBA - Finance, Akron University, CPA.

Name

Michael Lane Thomas

All positions and offices held with the Company and date such position(s) was held with start and ending dates

Co-Founder and CTO, Jan 2021 - present.

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Managing Director/CIO of Vision Ridge Technologies, a software development firm, engaging clients to deliver software development and implementation services.

Chief Operating Officer/CIO of Wicket LLC, a digital neobank, responsible for developing a digital banking app.
Education

BS, MS - Mathematics and Computer Science, The University of Kansas.

Name

Miranda Tan

All positions and offices held with the Company and date such position(s) was held with start and ending dates

Co-Founder and CMO, Dec 2021 - present.

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Co-Founder of R8 Ventures Inc., a consulting and export / import firm responsible for operating the company with her husband, 2007 – present.

CEO of Robin8 Inc., the leading influencer marketing platform in China responsible for influencer campaigns and raising capital, 2015 - 2020.

Education

BS, Cornell University and JD, St. John's University School of Law.

Indemnification

Indemnification is authorized by the Company to directors, officers or controlling persons acting in their professional capacity pursuant to Delaware law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees

The Company currently has 8 employees in New York and Kansas.

The Company has the following employment/labor agreements in place:

Employee	Description	Effective Date	Termination Date
not applicable			

CAPITALIZATION AND OWNERSHIP

Capitalization

The Company has issued the following outstanding Securities:

Type of security	Class A Common Stock
Amount outstanding	9,600,000
Voting Rights	10 votes per share
Anti-Dilution Rights	None
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	None
Percentage ownership of the Company by the holders of such Securities (assuming conversion prior to the Offering if convertible securities).	70.5%

Type of security	Class B Common Stock
Amount outstanding	0
Voting Rights	5 votes per share
Anti-Dilution Rights	None
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	None
Percentage ownership of the Company by the holders of such Securities (assuming conversion prior to the Offering if convertible securities).	0.0%

Type of security	Class C Common Stock
Amount outstanding	1,511,111
Voting Rights	One vote per share
Anti-Dilution Rights	None
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	None
Percentage ownership of the Company by the holders of such Securities (assuming conversion prior to the Offering if convertible securities).	11.1%

2021 Paybby Stock Incentive Plan	
Amount allocated	2,500,000 Shares
Voting Rights	One vote per share
Anti-Dilution Rights	None
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	None
Percentage ownership of the Company by the holders of such Securities (assuming conversion prior to the Offering if convertible securities).	18.4%

On January 20, 2021, the 2021 Paybby Stock Incentive Plan was adopted by the Director and Shareholders and allocated 2,500,000 options which, upon exercise, convert into Class C Common shares.

The Company has the following debt outstanding:

Type of debt	Notes
Name of creditor	Timothy Prier
Amount outstanding	$800,000.00
Interest rate and payment schedule	3.0% interest, all principal and interest due at maturity
Amortization schedule	not applicable
Describe any collateral or security	Wicket LLC
Maturity date	January 19, 2022
Other material terms	None

Type of debt	Notes
Name of creditor	Vision Ridge Technologies
Amount outstanding	$52,716.70
Interest rate and payment schedule	2.0% interest, principal payments and interest to be paid monthly
Amortization schedule	Yes
Describe any collateral or security	None
Maturity date	December 31, 2021
Other material terms	None

Type of debt	Notes
Name of creditor	Robin8 Ventures Inc.
Amount outstanding	$120,000.00
Interest rate and payment schedule	3.0% interest, all principal and interest due at maturity
Amortization schedule	not applicable
Describe any collateral or security	None
Maturity date	January 19, 2022
Other material terms	None

Type of debt	Notes
Name of creditor	Vision Ridge Technologies
Amount outstanding	$13,500.00
Interest rate and payment schedule	3.0% interest, all principal and interest due at maturity
Amortization schedule	None
Describe any collateral or security	None
Maturity date	May 31, 2021
Other material terms	None

The Company has conducted the following prior Securities offerings in the past three years:

Security Type	Number Sold	Money Raised	Use of Proceeds	Offering Date	Exemption from Registration Used or Public Offering
Convertible Notes	1	$250,000.00	Startup costs	November 27, 2020	Rule 506(c)

Valuation

Based on the Offering price of the Securities, the pre-Offering value ascribed to the Company is $20,000,000.

Before making an investment decision, you should carefully consider this valuation and the factors used to reach such valuation. Such valuation may not be accurate and you are encouraged to determine your own independent value of the Company prior to investing.

Ownership

A majority of the Company is owned by a few people: Hassan Miah, John Marhofer and Timothy Prior, the previous owner of Wicket LLC.

Below the beneficial owners of 20% percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Percentage Owned Prior to Offering
Hassan Miah	96.0%

Following the Offering, the Purchasers will own, on the basis of voting power, 0.001% of the Company if the Minimum Amount is raised and 0.014% if the Maximum Amount is raised.

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit A.

Operations

Paybby commenced operations January 19, 2021 following the acquisition of Wicket LLC and our primary expenses are product development and marketing.

Paybby Corp may not achieve profitability in the next 12 months and intends to focus on increasing the customer base and developing the product to increase the level of services offered.

Cash and Cash Equivalents

As of December 31, 2020, the Company had an aggregate of $178,709.00 in cash and cash equivalents.

Liquidity and Capital Resources

The Offering proceeds will allow us to bring on new employees and expand our product development and marketing efforts.

The Company has the following sources of capital in addition to the proceeds from the Offering: Paybby has issued a note for $800,000 to Timothy Prier and to R8 Ventures, Inc., co-owned by the Founder, Hassan Miah, for $120,000 for the acquisition of Wicket. Paybby also assumed a note from Wicket issued to Vision Ridge Technologies for development costs for $46,169.90 plus accrued interest of $1,256.70. Vision Ridge Technologies is owned and controlled by Michael Lane Thomas, CTO of the Company (and formerly of Wicket).

Capital Expenditures and Other Obligations

The Company does not intend to make any material capital expenditures in the future.

Paybby has issued a promissory note to Vision Ridge Technologies, owned by Michael Lane Thomas, CTO of the Company to defer payment of 50% of consulting services from January 16, 2021 through April 30, 2021. The note earns 3.0% interest, and all principal and interest are due on May 31, 2021.

Material Changes and Other Information

Paybby started operations on January 19, 2021 following the acquisition of Wicket LLC.

Trends and Uncertainties

After reviewing the above discussion of the steps the Company intends to take, potential Purchasers should consider whether achievement of each step within the estimated time frame is realistic in their judgment. Potential Purchasers should also assess the consequences to the Company of any delays in taking these steps and whether the Company will need additional financing to accomplish them.

The financial statements are an important part of this Form C and should be reviewed in their entirety. The financial statements of the Company are attached hereto as Exhibit A.

THE OFFERING AND THE SECURITIES

The Offering

The Company is offering up to 727,892 of Shares of Class C Common Stock for up to $1,070,000.00. The Company is attempting to raise a minimum amount of $100,000.00 in this Offering (the "Minimum Amount"). The Company must receive commitments from investors in an amount totaling the Minimum Amount by March 3, 2022 (the "Offering Deadline") in order to receive any funds. If the sum of the investment commitments does not equal or exceed the

Minimum Amount by the Offering Deadline, no Securities will be sold in the Offering, investment commitments will be cancelled and committed funds will be returned to potential investors without interest or deductions. The Company has the right to extend the Offering Deadline at its discretion. The Company will accept investments in excess of the Minimum Amount up to $1,070,000.00 (the "Maximum Amount") and the additional Securities will be allocated on a First-come, first-served basis.

The price of the Securities does not necessarily bear any relationship to the Company's asset value, net worth, revenues or other established criteria of value, and should not be considered indicative of the actual value of the Securities.

In order to purchase the Securities, you must make a commitment to purchase by completing the Subscription Agreement. Purchaser funds will be held in escrow with North Capital Financial Services until the Minimum Amount of investments is reached. Purchasers may cancel an investment commitment until 48 hours prior to the Offering Deadline or the Closing, whichever comes first using the cancellation mechanism provided by the Intermediary. The Company will notify Purchasers when the Minimum Amount has been reached. If the Company reaches the Minimum Amount prior to the Offering Deadline, it may close the Offering at least five (5) days after reaching the Minimum Amount and providing notice to the Purchasers. If any material change (other than reaching the Minimum Amount) occurs related to the Offering prior to the Offering Deadline, the Company will provide notice to Purchasers and receive reconfirmations from Purchasers who have already made commitments. If a Purchaser does not reconfirm his or her investment commitment after a material change is made to the terms of the Offering, the Purchaser's investment commitment will be cancelled, and the committed funds will be returned without interest or deductions. If a Purchaser does not cancel an investment commitment before the Minimum Amount is reached, the funds will be released to the Company upon closing of the Offering and the Purchaser will receive the Securities in exchange for his or her investment. Any Purchaser funds received after the initial closing will be released to the Company upon a subsequent closing and the Purchaser will receive Securities via Electronic Certificate/PDF in exchange for his or her investment as soon as practicable thereafter.

Subscription Agreements are not binding on the Company until accepted by the Company, which reserves the right to reject, in whole or in part, in its sole and absolute discretion, any subscription. If the Company rejects all or a portion of any subscription, the applicable prospective Purchaser's funds will be returned without interest or deduction.

Paybby determined the valuation using judgements obtained from potential investors and advisors. This pre-money valuation was used to determine the relative percentages of the post-money valuation that determined the offering price. The minimum amount that a Purchaser may invest in the Offering is $147.00.

The Offering is being made through the online platform of Fundivations Inc., doing business as Title3Funds, the Intermediary. The following two fields below sets forth the compensation being paid in connection with the Offering.

Commission/Fees

7.0% of the amount raised

Stock, Warrants and Other Compensation

2.0% of the total number of the securities sold in the offering.

Transfer Agent and Registrar

The transfer agent and registrar for the Securities is Securitize.

The Securities

We request that you please review our organizational documents in conjunction with the following summary information.

Authorized Capitalization

At the initial closing of this Offering (if the minimum amount is sold), our authorized capital stock will consist of (i) 500,000,000 shares of common stock, par value $0.000100 per share, of which 100,000,000 are designated as Class A Common Stock, 100,000,000 are designated as Class B Common Stock, and 300,000,000 are designated as Class C Common Stock, and of which 9,600,000 Class A Common, 0 Class B Common shares, and 1,511,111 Class C Common shares will be issued and outstanding; and (ii) 500,000,000 shares of preferred stock, par value $0.000100 per share, of which 0 preferred shares will be issued and outstanding. There are also 2,500,000 shares allocated to the 2021 Paybby Stock Incentive Plan of which options for 2,446,500 shares have been awarded.

Voting and Other Rights

Holders of common stock may vote to elect the board of directors and on certain matters of corporate policy. Holders of Class A Common Stock have 10 votes per share, holders of Class B Common Stock have 5 votes per share, and holders of Class C Common Stock have 1 vote per share. Although purchasers of Class C Common Stock have a vote, given the concentration of ownership and voting rights by the founders and management, your vote will not in all likelihood have a meaningful impact on corporate matters. Common shareholders are entitled to receive dividends at the election of the board and are subordinated to creditors with respect to rights to distributions in a liquidation scenario. In the event of liquidation, common shareholders have rights to a company's assets only after creditors (including noteholders, if any) and preferred shareholders and have been paid in full in accordance with the terms of their instruments.

Dividend Rights

Holders of common stock will share equally in any dividend declared by our board of directors, if any, subject to the rights of the holders of any outstanding preferred stock.

The Company does not intend to issue dividends in the future.

Liquidation Rights

In the event of any voluntary or involuntary liquidation, dissolution or winding up of our affairs, holders of common stock would be entitled to share ratably in the Company's assets that are legally available for distribution to shareholders after payment of liabilities. If the Company has any preferred stock outstanding at such time, holders of the preferred stock may be entitled to distribution and/or liquidation preferences. In such case, we must pay the applicable distribution to the holders of our preferred stock before we may pay distributions to the holders of common stock.

Other Rights

Other than as set forth in any shareholder's agreements and as described elsewhere herein, the Company's shareholders have no preemptive or other rights to subscribe for additional shares. All holders of our common stock are entitled to share equally on a share-for-share basis in any assets available for distribution to common shareholders upon our liquidation, dissolution or winding up. All outstanding shares are, and all shares sold in the Offering will be, when sold, validly issued, fully paid and non-assessable.

Voting and Control

The Securities have the following voting rights: One vote per share

The Company does not have any voting agreements in place.

The Company does not have any shareholder/equity holder agreements in place.

Anti-Dilution Rights

The Securities do not have anti-dilution rights.

Restrictions on Transfer

Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Investor of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities were transferred: 1) to the Company, 2) to an accredited investor, as defined by Rule 501(d) of Regulation D of the Securities Act of 1933, as amended, 3) as part of an Offering registered with the SEC or 4) to a member of the family of the Investor or the equivalent, to a trust controlled by the Investor, to a trust created for the benefit of a family member of the Investor or the equivalent, or in connection with the death or divorce of the Investor or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law and includes adoptive relationships. Remember that although you may legally be able to transfer the Securities, you may not be able to find another party willing to purchase them.

Other Material Terms

The Company does have the right to repurchase the shares of Class C Common Stock upon the following conditions, In the event of an involuntary transfer. Upon such repurchase, Purchasers are not guaranteed a return on their investment.

TAX MATTERS

EACH PROSPECTIVE INVESTOR SHOULD CONSULT WITH HIS OR HER OWN TAX AND ERISA ADVISOR AS TO THE PARTICULAR CONSEQUENCES TO THE INVESTOR OF THE PURCHASE, OWNERSHIP AND SALE OF THE INVESTOR'S SECURITIES, AS WELL AS POSSIBLE CHANGES IN THE TAX LAWS.

TO INSURE COMPLIANCE WITH THE REQUIREMENTS IMPOSED BY THE INTERNAL REVENUE SERVICE, WE INFORM YOU THAT ANY TAX STATEMENT IN THIS FORM C CONCERNING UNITED STATES FEDERAL TAXES IS NOT INTENDED OR WRITTEN TO BE USED, AND CANNOT BE USED, BY ANY TAXPAYER FOR THE PURPOSE OF AVOIDING ANY TAX-RELATED PENALTIES UNDER THE UNITED STATES INTERNAL REVENUE CODE. ANY TAX STATEMENT HEREIN CONCERNING UNITED STATES FEDERAL TAXES WAS WRITTEN IN CONNECTION WITH THE MARKETING OR PROMOTION OF THE TRANSACTIONS OR MATTERS TO WHICH THE STATEMENT RELATES. EACH TAXPAYER SHOULD SEEK ADVICE BASED ON THE TAXPAYER'S PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISOR.

Potential Investors who are not United States residents are urged to consult their tax advisors regarding the United States federal income tax implications of any investment in the Company, as well as the taxation of such investment by their country of residence. Furthermore, it should be anticipated that distributions from the Company to such foreign investors may be subject to UNITED STATES withholding tax.

EACH POTENTIAL INVESTOR SHOULD CONSULT HIS OR HER OWN TAX ADVISOR CONCERNING THE POSSIBLE IMPACT OF STATE TAXES.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

Related Person Transactions

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of 10 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

The Company has conducted the following transactions with related persons:

Loans

Related Person/Entity	Robin8 Ventures - co-owned by Hassan Miah
Relationship to the Company	Founder and CEO
Total amount of money involved	$120,000.00
Benefits or compensation received by related person	None until Paybby is sufficiently funded
Benefits or compensation received by Company	None
Description of the transaction	Note to provide funds for the acquisition of Wicket LLC

Related Person/Entity	Vision Ridge Technologies - owned by Michael Lane Thomas
Relationship to the Company	Co-Founder and CTO
Total amount of money involved	$52,716.70
Benefits or compensation received by related person	None
Benefits or compensation received by Company	None
Description of the transaction	Note assumed in the acquisition of Wicket LLC
Related Person/Entity	Vision Ridge Technologies - owned by Michael Lane Thomas
Relationship to the Company	Co-Founder and CTO
Total amount of money involved	$31,600.00
Benefits or compensation received by related person	None
Benefits or compensation received by Company	Deferred payment until sufficient funding.
Description of the transaction	Note for the deferred payment of consulting services from January 16, 2021 - April 30, 2021.

Conflicts of Interest

To the best of our knowledge the Company has not engaged in any transactions or relationships, which may give rise to a conflict of interest with the Company, its operations or its security holders.

OTHER INFORMATION

Paybby approved and funded the Paybby Equity Incentive Plan on January 20, 2021.

Bad Actor Disclosure

The Company is not subject to any Bad Actor Disqualifications under any relevant U.S. securities laws.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

/s/Hassan Miah
(Signature)

Hassan Miah
(Name)

Founder and CEO
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

/s/Hassan Miah
(Signature)

Hassan Miah
(Name)

Founder and CEO
(Title)

March 3, 2020
(Date)

/s/John A Marhofer Jr.
(Signature)

John A Marhofer Jr.
(Name)

Co-Founder and CFO
(Title)

March 3, 2020
(Date)

Instructions.

1.   The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2.   The name of each person signing the form shall be typed or printed beneath the signature.

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

I, Hassan Miah, being the founder of Paybby Corp, a Corporation (the "Company"), hereby certify as of this that:

(i) the accompanying unaudited financial statements of the Company, which comprise the balance sheet as of December 31, 2020 and the related statements of income (deficit), stockholder's equity and cash flows for the year ended December 31, 2020, and the related noted to said financial statements (collectively, the "Financial Statement"), are true and complete in all material respects; and

(ii) while the Company has not yet filed tax returns for the year ending December 31, 2020, any tax return information in the Financial Statements reflects accurately the information that would be reported in such tax returns.

/s/Hassan Miah
(Signature)

Hassan Miah
(Name)

Founder and CEO
(Title)

March 3, 2020
(Date)

EXHIBITS

Exhibit A   Financial Statements

EXHIBIT A

Financial Statements

PAYBBY CORP
(A DEVELOPMENT STAGE COMPANY)

FINANCIAL STATEMENTS
WITH
INDEPENDENT ACCOUNTANT'S REVIEW REPORT

December 31, 2020

INDEX



MEADEN & MOORE

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

Board of Directors
Paybby Corp
Syosset, New York

We have reviewed the accompanying financial statements of Paybby Corp, which comprise the balance sheet as of December 31, 2020 and the related statements of operations, shareholders' deficit, and cash flows for the period from inception of August 21, 2020 through December 31, 2020, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting on whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Meaden & Moore, Ltd.

Meaden & Moore, Ltd.
Cleveland, Ohio

February 18, 2021

BALANCE SHEET

Paybby Corp

December 31, 2020

ASSETS
CURRENT ASSETS:
  Cash and cash equivalents $ **178,109**

    Total Assets $ **178,109**

LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES:
  Accounts payable $ **23,270**

NON-CURRENT LIABILITIES:
  Convertible note payable, including accrued interest   **251,164**

    Total Liabilities   **274,434**

SHAREHOLDERS' DEFICIT:
  Common stock   **1,000**
  Retained deficit   **(97,325)**

    Total Shareholders' Deficit   **(96,325)**

    Total Liabilities and Shareholders' Deficit $ **178,109**

See accompanying notes and accountant's report.

STATEMENT OF SHAREHOLDERS' DEFICIT

Paybby Corp

Period from Inception of August 21, 2020 through December 31, 2020

Shareholders' Deficit - Beginning of the Period	$	-
Issuance of Common Shares		**1,000**
Net Loss		**(97,325)**
Shareholders' Deficit - End of the Year	$	**(96,325)**

STATEMENT OF OPERATIONS

Paybby Corp

Period from Inception of August 21, 2020 through December 31, 2020

Revenues	$	-
Selling expenses		**13,153**
General and administrative expenses		**33,025**
Loss from Operations		**46,178**
Other Income (Expense):		
Interest income		**17**
Interest expense		**(1,164)**
Acquisition costs		**(50,000)**
Total Other Income (Expense)		**(51,147)**
Net Loss	$	**(97,325)**

See accompanying notes and accountant's report.

STATEMENT OF CASH FLOWS

Paybby Corp

Period from Inception of August 21, 2020 through December 31, 2020

CASH USED IN OPERATING ACTIVITIES:		
Net Loss	$	(97,325)
Adjustments to Reconcile Net Loss to Net Cash		
Used in Operating Activities:		
Increase (Decrease) in Cash from Changes in:		
Accounts payable		23,270
Accrued interest		1,164
Net Cash Used in Operating Activities		(72,891)
CASH FLOWS FROM FINANCING ACTIVITIES:		
Proceeds from borrowings on long-term debt		250,000
Issuance of common stock		1,000
Net Cash Provided by Financing Activities		251,000
Increase in Cash and Cash Equivalents		178,109
Cash and Cash Equivalents - Beginning of the Period		-
Cash and Cash Equivalents - End of the Year	$	178,109
Supplemental disclosures of cash flow information:		
Cash paid during the year for:		
Interest	$	-
Income taxes	$	-

See accompanying notes and accountant's report.

NOTES TO FINANCIAL STATEMENTS

Paybby Corp

1 Summary of Significant Accounting Policies

Description of Business:

Paybby Corp ("Company"), a public benefit corporation, was originally incorporated on August 21, 2020 in the State of Delaware. The Company is pursuing a business plan of offering digital banking services and providing economical access to banking.

Basis of Presentation:

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (U.S. GAAP) under the accrual basis of accounting.

Use of Estimates:

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents:

For the purposes of the Statement of Cash Flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

At times during the year, the Company maintained funds on deposit at its banks in excess of FDIC insurance limits.

Income Taxes:

The provision for income taxes is computed on financial statement income. Where transactions are included in the determination of taxable income in a different year, deferred income tax accounting is used.

Accounting for Uncertainty in Income Taxes:

The provisions of "Accounting for Uncertainty in Income Taxes" prescribe a recognition threshold and a measurement attribute for the financial statement recognition and measurement of tax positions taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. The amount recognized is measured as the amount of benefit that is greater than 50% likely of being realized upon ultimate settlement. The Company recognizes interest and penalties accrued related to unrecognized tax uncertainties in income tax expense, if any.

See accountant's report.

Paybby Corp

1   Summary of Significant Accounting Policies, Continued

Subsequent Events:

Management evaluates events occurring subsequent to the date of the financial statements in determining the accounting for and disclosure of transactions and events that affect the financial statements.

Subsequent events have been evaluated through February 18, 2021, which is the date the financial statements were available to be issued.

Convertible Notes Payable:

On November 27, 2020, the Company issued a convertible note for $250,000. The funds were used to support the Company's startup costs. The convertible note agreement was evidenced by a promissory note, between the convertible note holder and the Company. The convertible note bears interest at a rate of 5% per annum and matures November 27, 2023. The note is convertible at a discount of 20% upon a qualified investment of greater than $10,000,000 into Series A Preferred Shares on a 1:1 basis.

Capital Structure:

As of December 31, 2020, the Company is authorized to issue 50,000,000 shares of Common Stock, par value $0.001, of which 1,000,000 shares were designated as Class A Common Stock, with voting rights of 10 votes per share; 1,000,000 shares were designated as Class B Common Stock, with voting rights of 5 votes per share and 20,000,000 shares were designated as Class C Common Stock, with voting rights of 1 vote per share. On December 2, 2020, the Company issued 960,000 shares of Class A Common Stock and 40,000 shares of Class C Common Stock at the par value of $0.001 and received $1,000 in cash. 960,000 of Class A Common Stock and 40,000 shares of Class C Common Stock were issued and outstanding as of December 31, 2020.

As of December 31, 2020, the Company was authorized to issue 50,000,000 shares of Preferred Stock, par value $0.001, with such designations, voting and other rights and preferences, as may be determined from time to time by the Board of Directors. 20,000,000 shares were designated as Series A Preferred Stock with a conversion ratio of 1:1 shares of Class C Common Stock. There were no shares of Series A Preferred Stock that were issued and outstanding as of December 31, 2020.

See accountant's report.

NOTES TO FINANCIAL STATEMENTS

Paybby Corp

1   Summary of Significant Accounting Policies, Continued

Income Taxes:

The Company has not generated taxable income because it is in its development stage and has not yet realized revenues. Net operating losses and other net deferred tax assets created during this pre-revenue phase are fully reserved as significant uncertainty exists as to whether such deferred tax assets will be realized. Therefore, there is no net provision for income taxes reflected in the Company's financial statements.

The deferred tax asset is as follows as of December 31, 2020:

	2020
Deferred Tax Asset:	
Operating loss carryforward	$ 22,385
Valuation allowance	(22,385)
Net Deferred Tax Asset	$ -

The Company has approximately $22,400 net operating loss carryforwards for federal tax purposes which can be carried forward indefinitely.

Subsequent Events:

On January 19, 2021, the Company purchased a 100% membership interest in Wicket, LLC, a neobank, and started operations. Wicket, LLC was purchased for $997,426, of which $150,000 was paid in cash, $800,000 was paid with a promissory note, and $47,426 was paid through the assumption of a promissory note.

The $800,000 promissory note was issued to the sole member of Wicket, LLC, with interest at three percent (3%) per annum compounded annually on the unpaid principal amount, with the entire amount of indebtedness, including principal and accrued interest, due on January 19, 2022.

The $50,000 promissory note was assumed from the Chief Technology Officer of Wicket, LLC, with 2% APR interest payable on the unpaid principal, beginning on January 2, 2021 and repaid in installments of principal commencing on January 1, 2021 and continuing until December 31, 2021.

As part of the transaction, the Company also issued 111,111 Class C Common Stock to the sole member, for $111.11, in exchange for consulting services.

To fund the purchase, on January 19, 2021, the Company issued a promissory note to R8 Ventures, Inc. for $120,000 with interest at three percent (3%) per annum compounded annually on the unpaid principal amount, with the entire amount of indebtedness, including principal and accrued interest, due on January 19, 2022. R8 Ventures, Inc. is partially owned by the Founder and CEO of the Company.

See accountant's report.